UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41773
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Adlai Nortye Group Ltd.

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77 Robinson Road
#20-01 Robinson 77
Singapore 068896
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of shareholders (“EGM”) of Adlai Nortye Group Ltd. (the “Company”) will be held on September 30, 2026, at 10 a.m., Singapore time, in person, at Meeting Room 35A, Level 35, The Gateway West, 150 Beach Road, Singapore 189720. A copy of each of the EGM notice and the proxy card is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No. 333-294173) and Forms S-8 (File No. 333-279372 and 333-290280) of the registrant on file with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of Extraordinary General Meeting of Shareholders
Exhibit 99.2	Proxy Card for Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Group Ltd.
By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and
Chairman of the Board of Directors

Date: August 26, 2026